07028068

SEC Mail Processing Section
RECEIVED
NOV
WASH. D.C.
185

November 5, 2007

COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

SUPPL

Dear Sirs or Mesdames: Lindsey Morden Group

Re: ~~Cunningham Lindsey Group Inc~~ – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Corporation's interim report to shareholders for the period ended September 30, 2007 and the certification of interim filings by each of the Chief Executive Officer and the Chief Financial Officer, all of which have been filed with Canadian securities commissions and/or furnished to securityholders.

Please call me at (416) 596-8020 with any questions.

PROCESSED
NOV 2 0 2007 E
THOMSON
FINANCIAL

Yours truly,
Cunningham Lindsey Group Inc.

By: ______________________
Paula Sawyers
Associate General Counsel

dlw 11/19

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

/s/ *"Jan Christiansen"*

Jan Christiansen
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

/s/ "Stephen M. Cottrell"
Stephen M. Cottrell
Vice President and Chief Financial Officer

CUNNINGHAM LINDSEY GROUP INC.

INTERIM REPORT

For the three and nine months ended September 30, 2007

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Purpose and Interpretation

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this management's discussion and analysis of financial condition and results of operations ("MD&A") is to give a narrative explanation of our consolidated financial performance during the third quarter of 2007. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three and nine months ended September 30, 2007 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2006 on pages 10-24 of our 2006 Annual Report. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We use the term "EBITDA" (earnings before interest, taxes, depreciation, and amortisation) in our MD&A, which is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortisation expense. The most significant cost component of EBITDA is the cost of compensation and benefits of our professionals. Changes in these expenses are correlated with increases and decreases in our revenue. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies.

Cunningham Lindsey Group Inc. is a holding company that conducts business through its directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited and its subsidiary, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, and "Corporate" refers to corporate administrative, overhead and financing costs.

Unless otherwise noted in this MD&A, all information is given as at November 1, 2007. Additional information about us may be found on our website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Special Note Regarding Forward-looking Statements

The matters discussed in this MD&A and elsewhere in the interim report include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future plans, intentions, levels of activity, results, performance, or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Information regarding material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found under the headings "Critical Accounting Estimates" and "Financial Currency Exposure".

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: our substantial debt; vulnerability of revenue to weather conditions; general insurance market conditions; reduction of our potential customers if claims adjusting activities are brought in-house; foreign currency fluctuations; the loss of key personnel; competition; reliance on key customers; changes to the regulatory environment; legal proceedings; access to cash; collection of accounts receivable; critical accounting estimates; controlling shareholder influence; and our outstanding debt may discourage a change of control. There are also risks arising from the Proposed Transaction, such as the satisfaction of the conditions to consummate the Proposed Transaction, including the approval by shareholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement providing for the Proposed Transaction; the delay of the consummation of the Proposed Transaction or the failure to complete the Proposed Transaction for any other reason; and the amount of the costs, fees and expenses related to the Proposed Transaction. For a more complete discussion of general risks and uncertainties that apply to our business and our operating results, please see "Risk Factors" in our Annual Information Form for the year ended December 31, 2006 and our other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Our Business

Our five principal operating subsidiaries manage a worldwide network of approximately 357 locations in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States, and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. The locations are consolidated into regional profit centres, which offer insurance claims services catered to their target markets.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organisations with significant risk retention world-wide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and speciality services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specialising in claims investigation, and evaluation and loss control. We employ and also sub-contract engineers and scientists in connection with our project management services, and have access to a wide range of experts in various fields with whom we have developed close working relationships to provide additional services required in the claims adjusting process. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated with increases and decreases in our revenue.

Demand for certain claims services are closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our operations in the United States, and result in a small number of large value claims of longer duration for our International operations.

The industry and economic factors outlined in our 2006 Annual Report are substantially unchanged. Since the end of the second quarter of 2007, the United Kingdom has experienced significant flooding, the magnitude of which has not been seen in over 60 years. This flooding has resulted in a large increase in insurance claims. It is too early to determine what influence, if any, this will have on the insurance industry in the United Kingdom.

Subsequent Events

On October 30, 2007, we entered into an agreement (the "Investment Agreement") with Trident IV, L.P. and certain affiliated entities, which are private equity funds managed by Stone Point Capital LLC (collectively "Stone Point"). Pursuant to the Investment Agreement, Stone Point will acquire for approximately \$80 million a 51% interest in a newly-formed holding company that will own our operating businesses. Fairfax Financial Holdings Limited ("Fairfax") will invest approximately \$30 million and our senior management will be investing as well. The proceeds from these investments will be used for working capital and to repay our \$72.8 million unsecured term loan facility. In connection with the foregoing, Fairfax has agreed to make a cash offer to acquire our outstanding subordinate voting shares that it does not currently own. We will hold a special meeting of shareholders to consider the proposed transaction (the "Proposed Transaction"), which is also subject to applicable regulatory approvals and customary closing conditions. On completion of the Proposed Transaction, we will indirectly own approximately 45% of the Cunningham Lindsey operating companies and a \$125 million note (the "CL Note"), payable by the new holding company, with a maturity date that matches the maturity of our \$125.0 million 7% unsecured Series "B" debentures due June 16, 2008.

Using the enterprise fair value established by the Investment Agreement, we conducted a goodwill impairment test. Based on applicable accounting rules, we recorded a goodwill impairment of \$111.0 million. After recording the goodwill impairment, as of September 30, 2007 we have shareholders' equity of (\$37.5) million. On closing of the proposed transaction, we expect that the accounting entries arising from the sale and the cash investment described above will result in positive shareholders' equity.

Highlights from the Third Quarter
Financial highlights from the third quarter of 2007 are as follows:

- 11.9% increase in revenue compared to the third quarter of 2006, reaching $115.7 million;
- 13.8% decrease in EBITDA compared to the third quarter of 2006, to $4.6 million;
- $0.6 million net loss or ($0.03) per share (before the goodwill impairment), reflecting a $0.5 million improvement compared to the third quarter of 2006, and
- $111.6 million net loss or ($5.07) per share after the goodwill impairment.

In June and July of 2007, the United Kingdom experienced severe flooding over a wide geographical area, the magnitude of which has not been seen in over 60 years. The flooding generated over 25,000 flood claims for our CL United Kingdom operations. These are complicated claims requiring extensive project management. This had a significant impact on our financial results in the third quarter, and in general has resulted in increased revenue. However, due to the high, up-front costs incurred in servicing this type of claim, the flood claims caused a decrease in EBITDA in the third quarter and have also had a negative impact on our cash flow and debt levels. These up-front expenses include increased staffing costs for relocation and overtime, expenditures related to the opening of four new offices, as well as other significant resources. For a description of a typical claim cycle, see "Cash Flow and Liquidity – Analysis of Liquidity".

Despite the decrease in EBITDA, net earnings for the third quarter of 2007 (before the goodwill impairment) increased compared to the third quarter of 2006, primarily due to certain tax-related items described in more detail under "Results of Operations, Third Quarter 2007".

The growth in revenue of our operations in the United Kingdom was as a result of the significant increases in claims volumes arising from severe flooding. The decrease in EBITDA in our operations in the United Kingdom was primarily due to a significant increase in costs associated with servicing these flood claims.

Revenue and EBITDA for our operations in the United States decreased in the third quarter of 2007 relative to the same period in 2006. This was primarily due to the lack of significant weather events, a reduction in outsourced claims activity and reduced demand for claims adjuster training in 2007 compared to 2006 and 2005.

Our operations in Canada doubled their EBITDA in the third quarter of 2007 compared to the same period in 2006. This was primarily the result of prior investments in growth in the core claims adjusting business.

The decrease in EBITDA of our operations in Europe was primarily due to one-time employee-related costs.

The growth in revenue and EBITDA in CL International was primarily due to strong performance by their London based construction unit. Revenue for the third quarter was also positively impacted by additional claims arising from the cyclone in Oman earlier in the year.

We had a $5.9 million reduction in operating cash flow for the third quarter of 2007 as compared to the third quarter of 2006. The reduction in operations cash flow was caused by the increase in costs associated with servicing the flood claims in the United Kingdom. As a result of the reduction in operating cash flow, we had to borrow additional funds from our parent company in the third quarter of 2007 and borrowed additional funds in October, 2007. See "Cash Flow and Liquidity".

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and therefore have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at November 1, 2007, we are not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

	Three months ended September 30		**Nine months ended September 30**	
United Kingdom Pound	**2007**	**2006**	**2007**	**2006**
High	**2.1699**	2.1523	**2.3450**	2.1523
Low	**2.0163**	2.0389	**2.0163**	1.9806
Average	**2.1131**	2.1013	**2.1946**	2.0583
Close	**2.0313**	2.0874	**2.0313**	2.0874

	Three months ended September 30		**Nine months ended September 30**	
United States Dollar	**2007**	**2006**	**2007**	**2006**
High	**1.0755**	1.1416	**1.1853**	1.1726
Low	**0.9963**	1.1053	**0.9963**	1.0990
Average	**1.0455**	1.1211	**1.1049**	1.1327
Close	**0.9963**	1.1153	**0.9963**	1.1153

	Three months ended September 30		**Nine months ended September 30**	
European Monetary Union Euro	**2007**	**2006**	**2007**	**2006**
High	**1.4619**	1.4532	**1.5628**	1.4532
Low	**1.4088**	1.4107	**1.4088**	1.3523
Average	**1.4370**	1.4281	**1.4844**	1.4090
Close	**1.4166**	1.4150	**1.4166**	1.4150

SELECTED FINANCIAL INFORMATION

The following table summarises selected financial information for the three and nine months ended September 30, 2007 and 2006.

	For the three months ended		For the nine months ended	
	Sept 30, 2007	Sept 30, 2006	**Sept 30, 2007**	Sept 30, 2006
(in $000s except per share data)				
Revenue				
Canada	**12,968**	13,187	**39,871**	40,998
United States	**13,699**	14,901	**42,628**	47,338
United Kingdom	**61,673**	49,303	**175,748**	138,797
Europe	**13,026**	13,030	**44,064**	41,796
International	**14,322**	12,967	**41,578**	37,544
Total revenue	**115,688**	103,388	**343,889**	306,473
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)				
Canada	**1,003**	508	**2,384**	568
United States	**652**	1,013	**1,837**	3,126
United Kingdom	**2,400**	4,043	**11,265**	9,577
Europe	**(1,205)**	(825)	**(910)**	(439)
International	**2,351**	1,946	**5,816**	6,349
Corporate	**(580)**	(1,322)	**(3,052)**	(4,443)
Total EBITDA	**4,621**	5,363	**17,340**	14,738
Depreciation and amortisation	**(1,145)**	(1,260)	**(3,516)**	(3,726)
Gain on sale of asset held for sale	**-**	-	**2,352**	-
Interest expense	**(4,474)**	(4,336)	**(13,135)**	(12,926)
Income tax recovery (expense)	**398**	(901)	**448**	1,403
Net (loss) earnings before goodwill impairment	**(600)**	(1,134)	**3,489**	(511)
Goodwill impairment	**(110,962)**	-	**(110,962)**	-
Net loss	**(111,562)**	(1,134)	**(107,473)**	(511)
Basic and diluted net (loss) earnings before goodwill per share	**(0.03)**	(0.05)	**0.16**	(0.02)
Basic and diluted net loss per share	**(5.07)**	(0.05)	**(4.88)**	(0.02)
Total shares outstanding (000) [(1)]	**22,093**	22,093	**22,093**	22,093
Weighted average shares (000)	**22,021**	22,014	**22,021**	21,981
Total assets	**287,647**	406,186	**287,647**	406,186
Total long-term financial liabilities	**9,951**	135,546	**9,951**	135,546

[(1)] As at September 30, 2007, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

RESULTS OF OPERATIONS, THIRD QUARTER 2007

Consolidated Q3 Results

Our total revenue for the third quarter of 2007 was $115.7 million, an increase of $12.3 million compared to $103.4 million of revenue for the third quarter of 2006. International operations and operations in the United Kingdom reported an increase in revenue compared to the third quarter of 2006. Our operations in Europe reported the same level of revenue for the third quarters of 2007 and 2006. However, our operations in Canada and the United States reported a decrease in revenue compared to the third quarter of 2006. The increase in consolidated revenue was primarily due to the increased revenue from the flood claims in the United Kingdom.

EBITDA for the third quarter of 2007 was $4.6 million (4.0% of revenue), a decrease of $0.8 million from EBITDA of $5.4 million (5.2% of revenue) for the third quarter of 2006. Our operations in Europe, the United Kingdom, and the United States reported decreases in EBITDA compared to the third quarter of 2006. This was partially offset by an increase in EBITDA as reported by our International operations and operations in Canada. Corporate costs decreased compared to the third quarter of 2006. The decrease in EBITDA was primarily due to a significant increase in costs associated with servicing the flood claims in the United Kingdom.

Net loss (before goodwill impairment) for the third quarter of 2007 was $0.6 million ($0.03 loss per share) compared to a loss of $1.1 million ($0.05 loss per share) for the third quarter of 2006. Net loss for the third quarter of 2007 was $111.6 million ($5.07 loss per share). The difference between EBITDA and net earnings is due to any profit (loss) on disposal of fixed assets, interest expense, provision for income taxes, depreciation and amortisation expense, impairment losses and any disposal of business segments.

Total interest expense in the third quarter of 2007 was $4.5 million, $0.2 million more than interest expense of $4.3 million in the third quarter of 2006. Total interest expense in the third quarter of 2007 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $2.3 million of interest expense in the third quarter of 2007 consisted of $2.1 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.2 million interest on operating lines and other credit facilities. Interest expense in the third quarter of 2007 was higher than in the third quarter of 2006, primarily due to higher interest rates and an increase in commitment fees in respect of our $72.8 million non-revolving term facility.

An income tax recovery of $0.4 million was recorded in the third quarter of 2007 compared to an income tax expense of $0.9 million in the third quarter of 2006, resulting in a year-over-year reduction in income taxes payable of $1.3 million. The income tax recovery for the third quarter of 2007 included an income tax recovery of $1.4 million (£0.7 million) arising from tax-deductible Corporate foreign exchange losses, as compared to a tax expense of $0.4 million (£0.2 million) for the third quarter of 2006.

CL Canada Q3 Results

CL Canada reported revenue for the third quarter of 2007 of $13.0 million, a decrease of $0.2 million compared to the third quarter of 2006. The decrease in revenue occurred in the ENVIRONMENTAL SOLUTIONS® Remediation Services division due to mild weather conditions, and was partially offset by increased revenue in the claims adjusting business.

The operations in Canada reported EBITDA of $1.0 million in the third quarter of 2007, an increase of $0.5 million compared to the third quarter of 2006. The increase in EBITDA was primarily the result of prior investments in growth in the claims adjusting business.

CL US Q3 Results

CL US reported revenue for the third quarter of 2007 of $13.7 million, a decrease of $1.2 million compared to the third quarter of 2006. In local currency, revenue from operations in the United States was U.S.$13.1 million for the third quarter of 2007, a decrease of $0.2 million compared to the same period in 2006. The decrease in revenue was primarily attributable to the lack of significant weather events, a reduction in outsourced claims activity and reduced demand for claims adjuster training in 2007 compared to 2006.

The operations in the United States reported EBITDA of $0.7 million in the third quarter of 2007, a decrease of $0.4 million compared to the third quarter of 2006. In local currency, EBITDA was U.S.$0.6 million in the third quarter of 2007, a decrease of $0.3 million compared to the third quarter of 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above.

CL United Kingdom Q3 Results

CL United Kingdom reported revenue for the third quarter of 2007 of $61.7 million, an increase of $12.4 million compared to the third quarter of 2006. In local currency, revenue from operations in the United Kingdom was £29.2 million for the third quarter of 2007, an increase of £5.7 million compared to the third quarter of 2006. The increase in revenue was as a result of the significant increase in claims volumes arising from the flooding in the United Kingdom.

The operations in the United Kingdom reported EBITDA of $2.4 million for the third quarter of 2007, a decrease of $1.6 million compared to the third quarter of 2006. In local currency, EBITDA was £1.1 million in the third quarter of 2007, a decrease of £0.8 million compared to the third quarter of 2006. The decrease in EBITDA was primarily due to a significant increase in costs associated with servicing the United Kingdom flood claims noted above and the delay in revenue recognition as the majority of claims remained outstanding at the end of the quarter.

CL Europe Q3 Results

CL Europe reported revenue of $13.0 million (local currency revenue of €9.1 million) for the third quarter of 2007, which was equal to the revenue in the third quarter of 2006.

The operations in Europe reported EBITDA of ($1.2) million for the third quarter of 2007, a deterioration of $0.4 million compared to the third quarter of 2006. In local currency, EBITDA was (€0.8) million in the third quarter of 2007, a decrease of €0.3 million compared to the third quarter of 2006. The decrease in EBITDA was due to additional one-time employee-related costs, partially offset by improved operating results from expense savings and investments undertaken in 2006.

CL International Q3 Results

CL International reported revenue for the third quarter of 2007 of $14.3 million, an increase of $1.4 million compared to the third quarter of 2006. In local currency, revenue from the International operations was £6.8 million for the third quarter of 2007, an increase of £0.6 million compared to the third quarter of 2006. The increase in revenue was primarily due to strong results from their London based construction unit and additional claims activity due to the cyclone in Oman.

International operations reported EBITDA of $2.4 million for the third quarter of 2007, an increase of $0.4 million compared to the third quarter of 2006. In local currency, EBITDA was £1.1 million in the third quarter of 2007, an increase of £0.2 million compared to the third quarter of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

Corporate Q3 Results

Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortisation. Corporate EBITDA was ($0.6) million for the third quarter of 2007 compared to EBITDA of ($1.3) million in the third quarter of 2006. The improvement in EBITDA was primarily due to foreign exchange gains in the third quarter of 2007.

SUMMARY OF QUARTERLY RESULTS
(Unaudited)

(in $000s, except per share data)	**Third Quarter 2007**	Second Quarter 2007	First Quarter 2007	Fourth Quarter 2006
Revenue				
Canada	**12,968**	13,203	13,700	12,285
United States	**13,699**	13,784	15,145	13,615
United Kingdom	**61,673**	55,188	58,887	58,256
Europe	**13,026**	15,675	15,363	16,847
International	**14,322**	13,581	13,675	13,487
Total Revenue	**115,688**	111,431	116,770	114,490
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)				
Canada	**1,003**	633	748	282
United States	**652**	284	901	(174)
United Kingdom	**2,400**	4,422	4,443	8,160
Europe	**(1,205)**	480	(185)	1,245
International	**2,351**	1,691	1,774	1,909
Corporate	**(580)**	(781)	(1,691)	(1,421)
Total EBITDA	**4,621**	6,729	5,990	10,001
Net earnings (loss) before goodwill impairment				
Canada	**991**	593	713	207
United States	**590**	207	836	(195)
United Kingdom	**1,309**	2,688	2,830	4,842
Europe	**(1,346)**	139	1,093	448
International	**1,692**	1,016	1,265	1,554
Corporate	**(3,836)**	(3,058)	(4,233)	(6,302)
Total net (loss) earnings before goodwill impairment	**(600)**	1,585	2,504	554
Goodwill impairment	**(110,962)**	-	-	-
Net (loss) earnings	**(111,562)**	1,585	2,504	554
Net (loss) earnings before goodwill impairment per share	**(0.03)**	0.07	0.11	0.03
Net (loss) earnings per share	**(5.07)**	0.07	0.11	0.03
Total shares outstanding (000)	**22,093**	22,093	22,093	22,093
Weighted average shares (000)	**22,021**	22,021	22,021	22,020

SUMMARY OF QUARTERLY RESULTS

(Unaudited)

(in $000s, except per share data)	Third Quarter 2006	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005
Revenue				
Canada	13,187	13,765	14,046	13,342
United States	14,901	14,898	17,540	20,061
United Kingdom	49,303	44,248	45,245	50,165
Europe	13,030	14,392	14,373	16,935
International	12,967	11,883	12,695	13,461
Total Revenue	103,388	99,186	103,899	113,964
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)				
Canada	508	(34)	94	266
United States	1,013	729	1,383	1,311
United Kingdom	4,043	2,666	2,869	9,358
Europe	(825)	88	298	(70)
International	1,946	1,826	2,577	745
Corporate	(1,322)	(1,556)	(1,565)	(1,566)
Total EBITDA	5,363	3,719	5,656	10,044
Net earnings (loss) before goodwill impairment				
Canada	451	(92)	33	103
United States	939	5,472	1,126	1,066
United Kingdom	2,266	1,274	1,420	5,865
Europe	(950)	(138)	(45)	(390)
International	1,405	1,327	1,640	195
Corporate	(5,245)	(5,693)	(5,701)	591
Total net (loss) earnings before goodwill impairment	(1,134)	2,150	(1,527)	7,430
Goodwill impairment	-	-	-	-
Net (loss) earnings	(1,134)	2,150	(1,527)	7,430
Net (loss) earnings before goodwill impairment per share	(0.05)	0.10	(0.07)	0.34
Net (loss) earnings per share	(0.05)	0.10	(0.07)	0.34
Total shares outstanding (000)	22,093	22,093	22,093	22,093
Weighted average shares (000)	22,014	21,992	21,960	21,875

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. Typically, our revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

RESULTS OF OPERATIONS YEAR-TO-DATE

Consolidated Results YTD

Our total revenue for the first nine months of 2007 was $343.9 million, an increase of $37.4 million compared to $306.5 million of revenue for the first nine months of 2006. International operations and operations in Europe and the United Kingdom reported an increase in revenue compared to the first nine months of 2006. However, our operations in Canada and the United States reported a decrease in revenue compared to the first nine months of 2006.

EBITDA for the first nine months of 2007 was $17.3 million (5.0% of revenue), an increase of $2.6 million from EBITDA of $14.7 million (4.8% of revenue) for the first nine months of 2006. Our operations in Canada and the United Kingdom reported increases in EBITDA compared to the first nine months of 2006. The increase in EBITDA was primarily due to the increase in revenue in our operations in the United Kingdom, which was achieved despite significant up-front costs incurred in servicing the flood claims in the United Kingdom. The EBITDA increases in the United Kingdom and Canada were partially offset by a decrease in EBITDA as reported by our International operations and operations in Europe and the United States. Corporate costs decreased compared to the first nine months of 2006.

Net earnings (before the goodwill impairment) for the first nine months of 2007 was $3.5 million ($0.16 per share) compared to a loss of $0.5 million ($0.02 loss per share) for the first nine months of 2006. Net loss for the first nine months of 2007 was $107.5 million ($4.88 loss per share). Our net loss for the first nine months of 2007 included an after-tax profit of $1.7 million ($2.4 million pre-tax) from the sale of our European headquarters building in Amsterdam and a goodwill impairment charge of $111 million. The difference between EBITDA and net earnings (loss) is due to any profit (loss) on disposal of fixed assets, interest expense, impairment expense, provision for income taxes, depreciation and amortisation expense, and any disposal of business segments.

Total interest expense for the first nine months of 2007 was $13.1 million, $0.2 million more than interest expense of $12.9 million for the first nine months of 2006. Total interest expense for the first nine months of 2007 included $6.6 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $6.5 million of interest expense for the first nine months of 2007 consisted of $6.0 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.5 million interest on operating lines and other credit facilities.

An income tax recovery of $0.4 million was recorded in the first nine months of 2007 compared to $1.4 million in the first nine months of 2006. The income tax recovery for the first nine months of 2007 included an income tax recovery of $3.2 million (£1.5 million) arising from tax-deductible Corporate foreign exchange losses. The income tax recovery for the first nine months of 2006 included an income tax recovery of $4.8 million (U.S.$4.3 million) arising from the recording of a tax asset by our operations in the United States.

CL Canada Results YTD

CL Canada reported revenue for the first nine months of 2007 of $39.9 million, a decrease of $1.1 million compared to the first nine months of 2006. The decreased revenue occurred in the ENVIRONMENTAL SOLUTIONS® Remediation Services (ESRS) division due to mild weather conditions, and was partially offset by an increase in revenue in the claims adjusting business.

The operations in Canada reported EBITDA of $2.4 million in the first nine months of 2007, an increase of $1.8 million compared to the first nine months of 2006. The increase in EBITDA was primarily the result of prior investments in growth in the core claims adjusting business.

CL US Results YTD

CL US reported revenue for the first nine months of 2007 of $42.6 million, a decrease of $4.7 million compared to the first nine months of 2006. In local currency, revenue from operations in the United States was U.S.$38.6 million for the first nine months of 2007, a decrease of $3.2 million compared to the same period in 2006. The decrease in revenue was primarily attributable to a lack of significant weather events, a reduction in the overall number of outsourced claims, reduced demand for claims adjuster training and the first nine months of 2006 benefiting from increased claims volume from the 2005 hurricanes.

The operations in the United States reported EBITDA of $1.8 million in the first nine months of 2007, a decrease of $1.3 million compared to the first nine months of 2006. In local currency, EBITDA was U.S.$1.7 million in the first nine months of 2007, a decrease of $1.1 million compared to the first nine months of 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above.

CL United Kingdom Results YTD
CL United Kingdom reported revenue for the first nine months of 2007 of $175.7 million, an increase of $37.0 million compared to the first nine months of 2006. In local currency, revenue from operations in the United Kingdom was £80.3 million for the first nine months of 2007, an increase of £12.9 million compared to the first nine months of 2006. The increase in revenue was primarily due to increased claims volumes from their core business, the January 2007 windstorms, the severe flooding in the United Kingdom, and the strengthening of the United Kingdom pound against the Canadian dollar relative to the first nine months of 2006.

The operations in the United Kingdom reported EBITDA of $11.3 million for the first nine months of 2007, an increase of $1.7 million compared to the first nine months of 2006. In local currency, EBITDA was £5.1 million in the first nine months of 2007, an increase of £0.5 million compared to the first nine months of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

CL Europe Results YTD
CL Europe reported revenue for the first nine months of 2007 of $44.1 million, an increase of $2.3 million compared to the first nine months of 2006. The increase in revenue was due to the strengthening of the European Monetary Union euro against the Canadian dollar relative to the first nine months of 2006. In local currency, revenue from operations in Europe was €29.7 million for both the first nine months of 2007 and 2006.

The operations in Europe reported EBITDA of ($0.9) million for the first nine months of 2007, a deterioration of $0.5 million compared to the first nine months of 2006. In local currency, EBITDA was (€0.6) million in the first nine months of 2007, a decrease of €0.3 million compared to the first nine months of 2006. The decrease in EBITDA was primarily due to additional severance costs associated with the closing of the office in Marseilles, France earlier this year.

CL International Results YTD
CL International reported revenue for the first nine months of 2007 of $41.6 million, an increase of $4.0 million compared to the first nine months of 2006. The increase in revenue was primarily due to the strengthening of the United Kingdom pound against the Canadian dollar relative to the first nine months of 2006. In local currency, revenue from the International operations was £19.0 million for the first nine months of 2007, an increase of £0.7 million compared to the first nine months of 2006. The increase in revenue was primarily due to strong performance by their London based construction unit.

International operations reported EBITDA of $5.8 million for the first nine months of 2007, a decrease of $0.5 million compared to the first nine months of 2006. In local currency, EBITDA was £2.7 million in the first nine months of 2007, a decrease of £0.4 million compared to the first nine months of 2006. The decrease in EBITDA was primarily related to the increased profit from storm claims in the first nine months of 2006, partially offset by the increase in earnings in the London based construction unit in the first nine months of 2007.

Corporate Results YTD
Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortisation. Corporate EBITDA was ($3.1) million for the first nine months of 2007 compared to EBITDA of ($4.4) million in the first nine months of 2006. The improvement in EBITDA was primarily due to foreign exchange gains in the first nine months of 2007.

CASH FLOW AND LIQUIDITY

Analysis of Liquidity
Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. The majority of our expenses are related to the cost of compensation and benefits of our professionals and fixed overhead costs. A significant weather-related event would increase accounts receivable and claims in process over the short and medium-term, thus utilising working capital. As the claims associated with a particular weather-related event are closed, or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and cash flow increases.

Our operating activities used more cash during the third quarter of 2007 than in the third quarter of 2006. Cash used in operating activities was $5.3 million in the third quarter of 2007 compared to $0.6 million of cash provided in the third quarter of 2006. The $5.9 million decrease in cash from continuing operations was primarily due to a $7.0 million decrease in accounts payable, a $6.7 million reduction in income taxes payable and a $2.5 million increase in claims in process, partially offset by a $9.7 million decrease in accounts receivable.

Year-to-date, we used more cash in our operating activities during the first nine months of 2007 than we did in the first nine months of 2006. Cash used in operating activities was $22.2 million in the first nine months of 2007 compared to $9.7 million in the first nine months of 2006. The $12.5 million decrease in cash from continuing operations was primarily due to a $12.1 million increase in claims to process a $12.9 million reduction in accounts payable, a $8.1 million reduction in income taxes payable partially offset by a $12.1 million reduction in accounts receivable and $4.0 million of increased earnings.

During the third quarter of 2007, we borrowed $1.6 million from our parent company, Fairfax and an additional $2.0 million from Fairfax in October 2007, in part to service the large volume of United Kingdom flood claims. We may require additional funds from Fairfax during the remainder of 2007 for operating purposes.

We have approximately $198 million of debt that will mature in 2008. On closing of the Proposed Transaction, we expect to repay the $72.8 million facility and our $125 million unsecured Series "B" debentures will remain outstanding, supported by the CL Note.

Accounts receivable at September 30, 2007 decreased by $12.8 million compared to December 31, 2006, to $80.5 million. The decrease was primarily due to the receipt of approximately $8.5 million from Fairfax in respect of costs related to our United States third party claims administration business (the "United States TPA Business"), and a decrease of $6.0 million in accounts receivable operations in Europe. The decrease in accounts receivable in operations in Europe was due to improved collections and an increase in the bad debt allowance of $1.3 million.

Claims in process at September 30, 2007 were $76.5 million, an increase of $7.9 million compared to December 31, 2006. The increase was primarily due to increased claims volumes in the United Kingdom, driven by the flood in the United Kingdom.

Accounts payable and accrued liabilities at September 30, 2007 decreased by $3.2 million compared to December 31, 2006 to $73.0 million. The decrease was primarily due to the payment of accrued bonuses and the strengthening of the Canadian dollar against the United Kingdom pound and the United States dollar from December 31, 2006 to September 30, 2007.

Income taxes payable at September 30, 2007 were $0.4 million, a decrease of $6.9 million compared to December 31, 2006. The decrease was primarily due to our United Kingdom subsidiaries making tax instalment payments totalling $5.3 million.

Deferred revenue at September 30, 2007 decreased by $6.0 million compared to December 31, 2006 to $22.0 million. The decrease was primarily due to the strengthening of the Canadian dollar against the United Kingdom pound from December 31, 2006 to September 30, 2007 and reduced subsidence claim volumes in CL United Kingdom.

Cash Used in Operating Activities

	For the three months ended		*For the nine months ended*	
	Sept 30, 2007	Sept 30, 2006	**Sept 30, 2007**	Sept 30, 2006
($000s)				
Canada	**857**	292	**(650)**	(506)
United States	**307**	2,755	**476**	3,692
United Kingdom	**(5,753)**	(3,521)	**(7,579)**	221
Europe	**941**	324	**(189)**	(1,525)
International	**1,495**	2,409	**(516)**	2,349
Corporate and financing costs	**(3,156)**	(1,643)	**(13,693)**	(13,901)
	(5,309)	616	**(22,151)**	(9,670)

CL Canada Operating Cash Flow

The $0.6 million improvement in cash flow from operations in Canada for the third quarter compared to the third quarter of 2006 was primarily due to a $0.5 million improvement in earnings.

The $0.1 million decrease in year-to-date cash flow from operations in Canada compared to the same period in 2006 was primarily due to a $0.9 million unfavourable movement in accounts receivable, a $0.7 million unfavourable movement in accounts payable, and a $0.4 million unfavourable movement in claims in process. This was partially offset by a $1.9 million improvement in earnings. The unfavourable movement in accounts receivable was primarily due to the increase in revenue in the claims adjusting operations and timing differences in collection of accounts receivable balances. The unfavourable movement in accounts payable was primarily due to decreased contractor payables in the ESRS division. The unfavourable movement in claims in process was primarily due to increased claims volumes.

CL US Operating Cash Flow
The $2.4 million decrease in cash flow from operations in the United States for the third quarter was primarily due to a $1.7 million unfavourable movement in accounts receivable, a $0.3 million reduction in earnings, and a $0.2 million unfavourable movement in accounts payable. The unfavourable movement in accounts receivable was primarily due to timing of receipts from some major customers.

The $3.2 million decrease in year-to-date cash flow from operations in the United States was primarily due to a $1.1 million reduction in earnings (excluding the tax asset of $4.8 million (U.S.$4.3 million) recorded in the second quarter of 2006), a $0.7 million unfavourable movement in accounts receivable, a $0.7 million unfavourable movement in accounts payable, and a $0.6 million unfavourable movement in claims in process. The unfavourable movement in accounts receivable was primarily due to timing of receipts from major customers and payments received in 2006 from the 2005 hurricane claims. The unfavourable movement in accounts payable was primarily due to payments of insurance premiums to Corporate. The unfavourable movement in claims in process was primarily due to increased claims volumes.

CL United Kingdom Operating Cash Flow
The $2.2 million decrease in cash flow from operations in the United Kingdom for the third quarter was primarily due to a $5.3 million unfavourable movement in accounts payable, a $3.7 million unfavourable movement in claims in process, and a $1.0 million reduction in earnings. This was partially offset by a $7.9 million favourable movement in accounts receivable. The unfavourable movement in accounts payable was primarily due to a reduction of deferred income. The unfavourable movement in claims in process was primarily due to increased claims volumes arising from the January 2007 windstorms and the severe flooding. The favourable movement in accounts receivable was primarily due to timing differences and one-time issues in 2006 that did not recur in 2007.

The $7.8 million decrease in year-to-date cash flow from operations in the United Kingdom was primarily due to a $8.8 million unfavourable movement in claims in process, a $3.1 million unfavourable movement in accounts payable, and a $2.9 million unfavourable movement in income taxes. This was partially offset by a $4.2 million favourable movement in accounts receivable, a $1.9 million improvement in earnings, and a $0.9 million favourable movement in prepaid expenses. The unfavourable movement in claims in process was primarily due to the January 2007 windstorms, the severe flooding in the United Kingdom, and increased claims volumes from core business. The unfavourable movement in accounts payable was primarily due to reductions of deferred income. The unfavourable movement in income taxes was primarily caused by tax instalment payments. The favourable movement in accounts receivable was primarily due to timing differences and one-time issues in 2006 that did not recur in 2007. The favourable movement in prepaid expenses was primarily due to timing difference in rent payments.

CL Europe Operating Cash Flow
The $0.6 million improvement in cash flow from operations in Europe for the third quarter was primarily due to a $2.1 million favourable movement in accounts receivable, a $0.7 million favourable movement in claims in process, and a $0.6 million favourable movement in prepaid expenses. This was partially offset by a $2.6 million unfavourable movement in accounts payable and a $0.4 reduction in earnings. The favourable movement in accounts receivable was primarily due to improved collections. The favourable movement in claims in process was primarily due to a decrease in claims volumes. The favourable movement in prepaid expenses was primarily due to the timing of insurance premium payments. The unfavourable movement in accounts payable was primarily due to changes in intercompany funding.

The $1.3 million improvement in year-to-date cash flow from operations in Europe was primarily due to a $6.3 million favourable movement in accounts receivable and a $1.2 million favourable movement in income taxes. This was partially offset by a $5.2 million unfavourable movement in accounts payable and a $1.3 million reduction in earnings (after adjusting for the $2.4 million profit on sale of the building in Amsterdam in the second quarter of 2007). The favourable movement in accounts receivable was primarily due to improved collections and an increase in the bad debt allowance. The favourable movement in income taxes was primarily due to the increase in income tax expense. The unfavourable movement in accounts payable was primarily due to the payment of severance costs.

CL International Operating Cash Flow
The $0.9 million decrease in cash flow from International operations for the third quarter was primarily due to a $1.6 million unfavourable movement in accounts receivable, partially offset by a $0.3 million improvement in earnings and a $0.3 million favourable movement in income taxes. The unfavourable movement in accounts receivable was primarily due to the increase in revenue from claims arising from a cyclone in Oman and growth in their London based construction division. The favourable movement in income taxes was primarily due to the increase in income tax expense.

The $2.9 million year-to-date decrease in cash flow from International operations was primarily due to a $2.5 million unfavourable movement in claims in process, a $1.4 million unfavourable movement in income taxes payable, and a $0.4 million reduction in earnings. This was partially offset by a $1.0 million favourable movement in accounts payable. The unfavourable movement in claims in process was primarily due to increased claims volumes. The unfavourable movement in

income taxes was primarily due to making tax instalment payments. The favourable movement in accounts payable was primarily due to changes in intercompany funding.

Corporate Operating Cash Flow

The $1.5 million decrease in Corporate cash flow for the third quarter was primarily due to a $1.7 million unfavourable movement in accounts payable, a $0.6 million unfavourable movement in income taxes, and a $0.6 million unfavourable movement in prepaid expenses. This was partially offset by a $1.4 million reduction in after-tax expenses. The unfavourable movement in income taxes is primarily due to an income tax recovery arising from tax-deductible Corporate foreign exchange losses in the third quarter of 2007. The unfavourable movement in prepaid expenses was primarily due to the timing differences in vendor and rent payments.

The $0.2 million year-to-date improvement in Corporate cash flow was primarily due to a $5.5 million reduction in after-tax expenses, partially offset by a $4.8 million unfavourable movement in income taxes and a $0.4 million unfavourable movement in accounts payable. The unfavourable movement in income taxes payable is primarily due to the first nine months of 2007 including an income tax recovery of $3.2 million (£1.5 million) arising from tax-deductible Corporate foreign exchange losses. The unfavourable movement in accounts payable was primarily due to the payment of insurance premiums.

Investing Activities

Cash used in business acquisitions in the first nine months of 2006 included an additional $0.7 million in respect of the acquisition of Courtille SCRP in France, and $0.3 million relating to the payment of the deferred consideration in respect of the acquisition of Cunningham Lindsey De Maare and the acquisition of the remaining shares in Cunningham Lindsey Adams.

Investment in property and equipment was $1.2 million in the third quarter of 2007 compared to $1.1 million in the third quarter of 2006. Investment in property and equipment was $3.6 million in the first nine months of 2007 compared to $3.8 million in the first nine months of 2006.

Proceeds from the sale of assets held for sale of $3.3 million in the first quarter of 2007 was due to the sale of our European headquarters building in Amsterdam.

Cash inflows from other assets were $0.6 million in the third quarter of 2007 and $1.9 million in the first nine months of 2007. The third quarter and year-to-date cash inflows were primarily due to the receipt of insurance proceeds in our operations in the United States.

Cash inflows from discontinued operations were $0.6 million in the third quarter of 2007. The net inflows were primarily due to receipts of approximately $0.9 million from Fairfax for costs related to the United States TPA Business, partially offset by payments of liabilities.

Cash inflows from discontinued operations were $5.7 million in the first nine months of 2007. The net inflows were primarily due to receipts of approximately $8.5 million from Fairfax for costs related to the United States TPA Business, partially offset by payments of liabilities.

Financing Activities

During the third quarter of 2007, we borrowed $1.6 million from Fairfax and an additional $2.0 million from Fairfax in October 2007. The proceeds of the loans were used, in part, to service the large volume of United Kingdom flood claims.

Credit Facilities and Indebtedness

Net debt (defined as total long-term debt, bank indebtedness and other loans, less cash) as at September 30, 2007 was $212.2 million compared to $198.4 million at December 31, 2006. The increase in net debt was to fund operating cash flow. On closing of the Proposed Transaction, we expect to repay the $72.8 million facility. Our $125 million unsecured Series "B" debentures will remain outstanding, supported by the CL Note.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%.

The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension was paid as follows: one quarter of such fee on February 28, 2007, one quarter of such fee on June 30, 2007, and the remaining half of such fee on September 30, 2007.

The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at September 30, 2007, none of the principal amount had been repaid. We have guaranteed the loan, as have several of our subsidiaries.

Under the terms of the facility, we must meet certain financial covenants regarding a debt to free cash flow ratio, a debt to equity ratio, maintenance of a minimum level of equity, and a cap on capital expenditures. The senior lender may declare an event of default if we do not comply with any of the financial covenants and do not cure the default within three business days of the earlier of the lender giving notice of the default or us becoming aware of the default. Fairfax has agreed to provide us with necessary financing to permit us to meet our obligations under the facility. See "Transactions with Related Parties" in this MD&A.

On July 3, 2007, September 27, 2007, and October 9, 2007, we borrowed $1.0 million, $0.6 million, and $2.0 million respectively from Fairfax. As at November 1, 2007, pursuant to our borrowings in 2006 and 2007, we owed $10.6 million to Fairfax. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility.

As at September 30, 2007, our subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $18.2 million, against which they had drawn $14.0 million. The demand facilities are for general corporate needs of the individual operating subsidiaries and are not intended to be available for use by Cunningham Lindsey Group Inc.

Bank indebtedness at September 30, 2007 increased by $7.4 million compared to bank indebtedness at December 31, 2006. Cash of $7.8 million at September 30, 2007 decreased by $2.7 million compared to cash at December 31, 2006. The decrease in net cash was primarily due to the payment of increased costs associated with servicing the claims from the floods in the United Kingdom.

Contractual Obligations

As at December 31, 2006, we had contractual obligations, as shown in the table below, to make future payments related to long-term debt, leased premises, automobiles and equipment. Other than our $125 million 7% unsecured Series "B" debentures being reported under current portion of long-term debt, no material change in these contractual obligations has occurred during the third quarter and first nine months of 2007 that are outside the ordinary course of our business.

($000s)	Long Term Debt	Lease	Total
2007	214	31,765	31,979
2008	125,155	25,182	150,337
2009	112	17,611	17,723
2010	50	11,459	11,509
2011	16	8,010	8,026
Thereafter	15	18,325	18,340
	125,562	112,352	237,914

Long-term liabilities, excluding long-term debt, comprised future income taxes, future benefits for employees, and other liabilities. These totalled $1.0 million, $1.6 million and $7.2 million, respectively, at September 30, 2007. Other liabilities consist primarily of accrued costs related to the disposal of the United States TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries. Other liabilities decreased by $1.8 million compared to December 31, 2006. The decrease was primarily in operations in the United States and was due to the payment of third party liabilities related to the sale of the United States TPA Business.

Capitalization

At September 30, 2007, shareholders' equity was ($37.5) million, a decrease of $142.4 million from $104.9 million at December 31, 2006. This was primarily due to the goodwill impairment charge of $111 million and a negative movement in the accumulated other comprehensive income account of $35.0 million, partially offset by earnings of $3.5 million in the first nine months of 2007. The decrease in the accumulated other comprehensive income account related to unrealised losses on the translation of the assets and liabilities of our foreign operations. The unrealised losses were primarily as a result of the strengthening of the Canadian dollar relative to the United Kingdom pound and the United States dollar from December 31, 2006 to September 30, 2007. On closing of the Proposed Transaction, we expect the accounting entries arising from the sale and cash investment will result in positive shareholders' equity.

Payments from Subsidiaries
As a holding company, Cunningham Lindsey Group Inc.'s ability to meet its financial obligations is dependent upon the receipt of interest and principal payments on inter-company funding, management fees, proceeds from the sale of assets, cash dividends and other payments from subsidiaries, together with proceeds raised by it through the issuance of equity and debt securities.

All of Cunningham Lindsey Group Inc.'s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to Cunningham Lindsey Group Inc. whether by dividends, interest payments, loans, advances, or other payments, except for management fees and other invoiced transactions that are subject to payment terms. In addition, the payment of dividends and the making of loans, advances and other payments to Cunningham Lindsey Group Inc. by its subsidiaries are subject to limitations, including contractual restrictions, the earnings of its subsidiaries, and various business considerations specific to its subsidiaries.

TRANSACTIONS WITH RELATED PARTIES
In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility, including the one-year extension, but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

In 2006, we borrowed $4 million from Fairfax and year-to-date in 2007 we borrowed an additional $6.6 million, (total $10.6 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility. Interest expensed and paid on borrowings from Fairfax during the third quarter of 2007 was $0.1 million (2006: $0.1 million). Year-to-date interest expensed and paid on borrowings from Fairfax was $0.3 million for 2007 (2006: $0.1 million).

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During the third quarter of 2007, we paid $0.1 million (2006: $0.1 million) to Fairfax in respect of management fees under that service agreement. Year-to-date, we have paid $0.2 million (2006: $0.2 million) to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax agreed to reimburse us for $0.5 million (2006: $0.8 million) of the costs related to the sale of the United States TPA Business during the third quarter of 2007.

Year-to-date, Fairfax has agreed to reimburse us for $1.7 million (2006: $1.2 million) of the costs related to the sale of the United States TPA Business. On February 13, 2007, June 14, 2007, and on September 10, 2007, Fairfax paid approximately $5.7 million, $1.9 million, and $0.9 million, respectively, to us in respect of costs related to the United States TPA Business. As at September 30, 2007, $0.5 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows it to include our United Kingdom subsidiaries in its group tax return filings in the United Kingdom. For the three months ended September 30, 2007, we made no tax instalment payments related to 2007 (2006: $1.0 million related to 2006) to Fairfax. Year-to-date, we made tax instalment payments totalling $5.3 million (2006: $1.6 million) to Fairfax. Of this amount, $nil related to 2007 (2006: $1.0 million related to 2006), $4.7 million related to 2006 (2006: $0.6 million related to 2005) and $0.6 related to 2005 (2006: $nil related to 2004). In the first quarter of 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We provide certain services, including claims adjusting and claims management services, in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control in the third quarter of 2007 was $2.4 million (2006: $3.2 million). Year-to-date, revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control was $8.8 million (2006: $9.2 million).

Companies under Fairfax's control provide us with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.1 million (2006: $0.4 million) in the third quarter of 2007. Year-to-date, costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.4 million (2006: $0.4 million). Year-to-date, costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies Fairfax's control were $0.2 million (2006: $0.1 million).

At September 30, 2007, we owed Fairfax $1.8 million (2006: $1.2 million) for participation in an insurance program arranged by Fairfax with third-party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage. Of this amount, $1.1 million (2006: $1.2 million) is for claims made in the period June 1, 2006 to May 31, 2007, and $0.7 million (2006: $nil) is for claims made in the period June 1, 2007 to May 31, 2008.

SHARE DATA

As at November 1, 2007, the Company had 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived there from, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets, and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i) Goodwill impairment testing

Goodwill represents $90.6 million (32%) of the assets on our consolidated balance sheet as at September 30, 2007. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill.

Historically, we estimated the fair value of each of our operations using discounted expected future cash flows, which required us to make a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations. The expected future cash flow information was provided by each operation as part of our annual budgeting process. Given the variability of the expected future cash flow information, a sensitivity analysis of the goodwill impairment test was performed by varying the discount and growth rates. As the expected future cash flow information was based on the long-term expectations of each operation, the financial information was subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

As a result of the Proposed Transaction, a revised enterprise fair value was established pursuant to the Investment Agreement. We conducted a goodwill impairment test based on such value and pursuant to applicable accounting rules and recorded a goodwill impairment of $111.0 million in the third quarter of 2007.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a valuation allowance.

Based on the continued strong performance in our operations in the United States, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 in our operations in the United States. The operations in the United States have available additional net operating losses of approximately U.S.$57.9 million, representing a potential additional future tax asset of approximately U.S.$23.2 million. Upon completion of the Proposed Transaction, we will reassess the value of the tax assets.

(iii) Claims in Process

We record our inventory of claims in process at their estimated net realizable value at the period end. The change in estimated net realizable value from the prior period is recorded as an increase or decrease to revenue in the current period. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realizable value of claims in process as at September 30, 2007 of $76.5 million, compared to $69.8 million as at December 31, 2006, is primarily calculated based on the number of claims outstanding at the period end, the average revenue per claim for each period, and an estimate of the average percentage-of-completion for the claims outstanding at the period end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated net realizable value of claims in certain operations is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

CHANGE IN ACCOUNTING POLICIES

We have adopted the following Canadian Institute of Chartered Accountants guidelines effective for our first nine months commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. We do not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, we reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on our interim consolidated statement of earnings.

Financial Statements of

CUNNINGHAM LINDSEY GROUP INC.

For the three and nine months ended September 30, 2007

NOTICE

The auditor of Cunningham Lindsey Group Inc. has not performed a review of the unaudited financial statements for the three and nine months ended September 30, 2007.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

($000s)

As at	September 30, 2007	December 31, 2006
ASSETS		
Current		
Cash	**7,774**	10,496
Accounts receivable, net	**80,466**	93,242
Assets held for sale	**-**	797
Claims in process	**76,524**	68,608
Prepaid expenses	**6,882**	7,136
Income taxes recoverable	**1,086**	1,860
Total current assets	**172,732**	182,139
Property and equipment, net	**12,925**	14,488
Goodwill	**90,648**	225,260
Future income taxes	**5,556**	6,640
Other assets	**5,786**	8,589
Total assets	**287,647**	437,116
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 2)*	**13,994**	6,584
Other loans *(note 3)*	**80,744**	76,737
Accounts payable and accrued liabilities	**73,074**	76,243
Income taxes payable	**354**	7,289
Current portion of long-term debt	**124,984**	214
Deferred revenue	**22,037**	27,993
Total current liabilities	**315,187**	195,060
Future income taxes	**960**	1,080
Long-term debt	**204**	125,348
Employee future benefits *(note 4)*	**1,567**	1,728
Other liabilities	**7,220**	9,040
Total liabilities	**325,138**	332,256
Shareholders' equity *(note 5)*	**(37,491)**	104,860
	287,647	437,116

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2007	Sept 30, 2006	**Sept 30, 2007**	Sept 30, 2006
Revenue	**115,688**	103,388	**343,889**	306,473
Cost and expenses				
Cost of service	**98,235**	81,201	**285,524**	243,313
Selling, general and administration	**13,977**	18,084	**44,541**	52,148
Gain on sale of assets held for sale	-	-	**(2,352)**	-
Interest	**4,474**	4,336	**13,135**	12,926
	116,686	103,621	**340,848**	308,387
(Loss) earnings before goodwill impairment	**(998)**	(233)	**3,041**	(1,914)
Goodwill impairment (*note 10*)	**110,962**	-	**110,962**	-
Loss before income taxes	**(111,960)**	(233)	**(107,921)**	(1,914)
Income tax (recovery) expense	**(398)**	901	**(448)**	(1,403)
Net loss for the period	**(111,562)**	(1,134)	**(107,473)**	(511)
(Loss) earnings per share				
Basic and diluted net (loss) earnings before goodwill impairment per share	**(0.03)**	(0.05)	**0.16**	(0.02)
Basic and diluted net loss per share	**(5.07)**	(0.05)	**(4.88)**	(0.02)

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2007	Sept 30, 2006	**Sept 30, 2007**	Sept 30, 2006
Net loss for the period	**(111,562)**	(1,134)	**(107,473)**	(511)
Other comprehensive income				
Currency translation adjustments	**(15,091)**	2,539	**(34,997)**	5,058
Comprehensive income	**(126,653)**	1,405	**(142,470)**	4,547

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2007	Sept 30, 2006	**Sept 30, 2007**	Sept 30, 2006
Deficit, beginning of period	**(46,249)**	(49,758)	**(50,338)**	(50,381)
Net loss for the period	**(111,562)**	(1,134)	**(107,473)**	(511)
Deficit, end of period	**(157,811)**	(50,892)	**(157,811)**	(50,892)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2007	Sept 30, 2006	**Sept 30, 2007**	Sept 30, 2006
OPERATING ACTIVITIES				
Net loss for the period from continuing operations	**(111,562)**	(1,134)	**(107,473)**	(511)
Add (deduct) items not affecting cash				
Depreciation	**1,145**	1,260	**3,516**	3,726
Future income taxes	**2**	22	**191**	(5,169)
Gain on sale of assets held for sale	**-**	-	**(2,352)**	-
Goodwill impairment	**110,962**	-	**110,962**	-
Others	**-**	-	**-**	30
	547	148	**4,844**	(1,924)
Changes in non-cash working capital balances related to operations				
Accounts receivable	**(2,142)**	(11,853)	**(2,686)**	(14,573)
Claims in process	**(7,649)**	(5,118)	**(15,176)**	(3,068)
Prepaid expenses	**35**	(207)	**(684)**	(1,874)
Income taxes	**(863)**	5,787	**(5,841)**	2,235
Accounts payable, accrued liabilities and deferred revenue	**4,992**	11,956	**(3,087)**	9,784
Future employee benefits and other liabilities	**(229)**	(97)	**479**	(250)
Cash (used) provided by operating activities	**(5,309)**	616	**(22,151)**	(9,670)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds *(note 8)*	**-**	(108)	**-**	(1,157)
Purchase of property and equipment	**(1,220)**	(1,051)	**(3,647)**	(3,810)
Proceeds from assets held for sale	**-**	-	**3,327**	-
Other assets	**458**	(23)	**1,919**	(12)
Discontinued operations *(note 7)*	**601**	(806)	**5,749**	(3,025)
Cash (used) provided by investing activities	**(161)**	(1,988)	**7,348**	(8,004)
FINANCING ACTIVITIES				
Bank indebtedness	**4,242**	3,465	**7,410**	11,153
Dividends received	**87**	-	**87**	-
Other loans	**1,439**	(3)	**4,619**	3,948
Repayment of debt	**(70)**	(19)	**(296)**	(342)
			-	-
Cash provided by financing activities	**5,698**	3,443	**11,820**	14,759
Effect of exchange rate changes on cash	**61**	(309)	**261**	(953)
Net increase (decrease) in cash during the period	**289**	1,762	**(2,722)**	(3,868)
Cash, beginning of period	**7,485**	6,050	**10,496**	11,680
Cash, end of period	**7,774**	7,812	**7,774**	7,812
SUPPLEMENTAL INFORMATION				
Cash interest paid	**2,905**	1,939	**11,031**	5,561
Cash taxes paid	**125**	1,321	**5,704**	1,657

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Cunningham Lindsey Group Inc. (the "Company") should be read in conjunction with its annual audited consolidated financial statements, as these consolidated interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2006, except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. The Company does not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, the Company reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on the Company's interim consolidated statement of earnings.

Certain comparative amounts for 2006 have been reclassified to conform to this quarter's presentation.

In management's opinion, these consolidated interim financial statements include all disclosures necessary for the fair presentation of the consolidated interim results.

2. BANK INDEBTEDNESS

As at September 30, 2007, the Company's subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€ 3.6 million) totalling $18.2 million (2006: $19.5 million), against which they had drawn $14.0 million (2006: $13.0 million).

3. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada Limited ("CL Canada") renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%.

The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension was paid as follows: one quarter of such fee on February 28, 2007, one quarter of such fee on June 30, 2007, and the remaining half of such fee on September 30, 2007.

The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at September 30, 2007, none of the principal amount had been repaid. The Company and several of its subsidiaries have guaranteed the loan.

3. OTHER LOANS (Continued)

As at September 30, 2007, the Company owed $8.6 million to its parent company pursuant to outstanding loans. The Company borrowed an additional $2.0 million from its parent company in October, 2007. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility.

4. EMPLOYEE FUTURE BENEFITS COSTS

The Company has defined benefit and defined contribution plans providing pension and other retirement benefits.

The Company's expense for defined contribution pension plans was $2.0 million for the third quarter of 2007 compared to $1.7 million for the third quarter of 2006. The Company's expense for defined benefit pension plans was $1.3 million for both the third quarters of 2007 and 2006.

The Company's year-to-date expense for defined contribution pension plans was $6.0 million compared to $5.2 million for 2006. The Company's year-to-date expense for defined benefit pension plans was $4.2 million compared to $3.7 million for 2006.

5. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**September 30, 2007**	December 31, 2006
Share capital	**169,763**	169,763
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,417)**	(2,536)
Accumulated other comprehensive income	**(48,326)**	(13,329)
Deficit	**(157,811)**	(50,338)
	(37,491)	104,860

At September 30, 2007, shareholders' equity was ($37.5) million, a decrease of $142.4 million from $104.9 million at December 31, 2006. This was primarily due to the goodwill impairment charge of $111 million and a negative movement in the accumulated other comprehensive income account of $35.0 million, partially offset by earnings of $3.5 million in the first nine months of 2007. Accumulated other comprehensive income is comprised solely of cumulative unrealised translation losses relating to the Company's net investment in its self-sustaining foreign operations. The strengthening of the Canadian dollar against the United Kingdom pound and the United States dollar from December 31, 2006 to September 30, 2007 is the principal reason for the year-to-date change.

At September 30, 2007, the Company had $2.4 million in outstanding loans to employees and former employees, which were provided to assist in purchasing subordinate voting shares of the Company. The majority of these loans bear no interest. As collateral, the employees have pledged 290,101 subordinate voting shares of the Company that had a market value at September 30, 2007 of $0.9 million.

6. SEGMENTED INFORMATION

The Company operates in one dominant industry, the insurance claims services industry segment, through its subsidiaries in Canada, the United States, the United Kingdom, Europe, and internationally. Cunningham Lindsey International Limited operates from London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of the segments is monitored based on earnings before interest, taxes, depreciation, and amortisation ("EBITDA"). EBITDA is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortisation expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies. There are no significant inter-segment revenues.

6. SEGMENTED INFORMATION (Continued)

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended September 30, 2007						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	**12,968**	**13,699**	**61,673**	**13,026**	**14,322**	**-**	**115,688**
EBITDA	**1,003**	**652**	**2,400**	**(1,205)**	**2,351**	**(580)**	**4,621**
Interest income (expense)	**53**	**(1)**	**215**	**(79)**	**21**	**(4,683)**	**(4,474)**
Income tax (expense) recovery	**-**	**-**	**(626)**	**74**	**(477)**	**1,427 [2]**	**398**
Depreciation expense	**(65)**	**(61)**	**(680)**	**(136)**	**(203)**	**-**	**(1,145)**
Net earnings (loss) before goodwill impairment	**991**	**590**	**1,309**	**(1,346)**	**1,692**	**(3,836)**	**(600)**
Goodwill impairment	**-**	**-**	**(94,613)**	**(16,349)**	**-**	**-**	**(110,962)**
Net earnings (loss)	**991**	**590**	**(93,304)**	**(17,695)**	**1,692**	**(3,836)**	**(111,562)**
Purchase of property and equipment	**214**	**7**	**623**	**51**	**325**	**-**	**1,220**
Goodwill additions	**-**	**-**	**-**	**-**	**10**	**-**	**10**
Goodwill	**7,534**	**11,831**	**61,037**	**4,279**	**5,967**	**-**	**90,648**
Identifiable assets	**24,792**	**32,516**	**150,208**	**24,192**	**47,570**	**8,369**	**287,647**

	For the three months ended September 30, 2006						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	13,187	14,901	49,303	13,030	12,967	-	103,388
EBITDA	508	1,013	4,043	(825)	1,946	(1,322)	5,363
Interest income (expense)	15	(3)	170	(143)	21	(4,396)	(4,336)
Income tax (expense) recovery	-	-	(1,195)	190	(369)	473 [2]	(901)
Depreciation expense	(72)	(71)	(752)	(172)	(193)	-	(1,260)
Net earnings (loss)	451	939	2,266	(950)	1,405	(5,245)	(1,134)
Purchase of property and equipment	20	70	767	25	166	2	1,050
Goodwill additions	-	-	-	-	(76)	-	(76)
Goodwill	7,534	13,241	162,275	20,819	5,804	-	209,673
Identifiable assets	21,800	40,876	244,143	43,808	46,336	9,223	406,186

(1) The United Kingdom operations has one customer whose revenue represented 15.9% and 16.9% of the Company's consolidated revenue for the three months ended September 30, 2007 and 2006, respectively.

(2) The Corporate income tax recovery is net of a valuation allowance against available tax losses.

6. SEGMENTED INFORMATION (Continued)

Financial information by operating segment is as follows (all in Canadian dollars):

For the nine months ended September 30, 2007	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	**39,871**	**42,628**	**175,748**	**44,064**	**41,578**	**-**	**343,889**
EBITDA	**2,384**	**1,837**	**11,265**	**(910)**	**5,816**	**(3,052)**	**17,340**
Interest income (expense)	**78**	**(7)**	**532**	**(295)**	**84**	**(13,527)**	**(13,135)**
Income tax (expense) recovery	**-**	**-**	**(2,860)**	**(797)**	**(1,347)**	**5,452** [2]	**448**
Depreciation expense	**(165)**	**(197)**	**(2,110)**	**(464)**	**(580)**	**-**	**(3,516)**
Gain on disposal of assets held for sale	**-**	**-**	**-**	**2,352**	**-**	**-**	**2,352**
Net earnings (loss) before goodwill impairment	**2,297**	**1,633**	**6,827**	**(114)**	**3,973**	**(11,127)**	**3,489**
Goodwill impairment	**-**	**-**	**(94,613)**	**(16,349)**	**-**	**-**	**(110,962)**
Net earnings (loss)	**2,297**	**1,633**	**(87,786)**	**(16,463)**	**3,973**	**(11,127)**	**(107,473)**
Purchase of property and equipment	**308**	**76**	**1,690**	**874**	**697**	**2**	**3,647**
Disposal of assets held for sale	**-**	**-**	**-**	**(975)**	**-**	**-**	**(975)**
Goodwill additions	**-**	**-**	**-**	**-**	**538**	**-**	**538**

For the nine months ended September 30, 2006	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	40,998	47,338	138,797	41,796	37,544	-	306,473
EBITDA	568	3,126	9,577	(439)	6,349	(4,443)	14,738
Interest income (expense)	40	(197)	203	(361)	(10)	(12,601)	(12,926)
Income tax recovery (expense)	-	4,828	(2,677)	231	(1,384)	405 [2]	1,403
Depreciation expense	(216)	(219)	(2,144)	(563)	(584)	-	(3,726)
Net earnings (loss)	392	7,538	4,959	(1,132)	4,371	(16,639)	(511)
Purchase of property and equipment	205	199	2,665	232	505	4	3,810
Goodwill additions	-	-	-	-	(77)	-	(77)

[1] The United Kingdom operations has one customer whose revenue represented 15.9% and 15.5% of the Company's consolidated revenue for the nine months ended September 30, 2007 and 2006, respectively.

[2] The Corporate income tax recovery is net of a valuation allowance against available tax losses.

7. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities comprising its third party claims administration business in the United States (the "United States TPA Business") to Broadspire Services Inc.

The assets and liabilities related to the discontinued operations are as follows:

	September 30, 2007	Dec 31, 2006
Current assets	**1,173**	7,608
Current liabilities	**(1,675)**	(2,029)
Other liabilities	**(2,745)**	(4,068)

Included in other liabilities is a $1.8 million (U.S.$1.8 million) provision for expected future errors and omission costs and insurance premiums related to the United States TPA Business disposal. In determining the provision required for future errors and omission costs related to the disposal, a review is made of actual costs compared to estimates, and current estimates of potential future liabilities. The Company has a provision of $0.9 million (U.S.$0.9 million) for excess office space lease payments related to the disposal. The excess space provision is calculated using a potential gross liability estimate of $2.9 million (U.S.$2.9 million), reduced for current contracted sub-leases of $2.0 million (U.S.$2.0 million).

Given that the significant estimates noted above are based on existing knowledge, it is possible that changes in future conditions could require a material change in the provisions recognised.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration of an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposal of the United States TPA Business *(note 9)*.

8. ACQUISITIONS AND DISPOSALS

On January 1, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, acquired the remaining 55% of the outstanding shares of Courtille SCRP in France. The purchase price comprised consideration of $0.7 million (€0.5 million).

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of such shares of Courtille SCRP.

Purchase price, net of cash acquired	**673**
Assets acquired:	
Accounts receivable	560
Property and equipment	115
Claims in process	86
Investments	29
Goodwill	511
Total assets acquired	**1,301**
Liabilities assumed:	
Accounts payable and accrued liabilities	628
Total liabilities assumed	**628**
Net assets acquired	**673**

On June 1, 2006, Cunningham Lindsey International, a subsidiary of the Company, acquired the remaining 13% of the outstanding shares of Cunningham Lindsey Adams in the United Kingdom. The purchase price comprised consideration of $0.07 million (£0.03 million).

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of such shares of Cunningham Lindsey Adams.

8. ACQUISITIONS AND DISPOSALS (Continued)

Purchase price, net of cash acquired	**66**
Assets acquired:	
Accounts receivable	89
Property and equipment	4
Claims in process	8
Goodwill	(8)
Total assets acquired	**93**
Liabilities assumed:	
Accounts payable and accrued liabilities	27
Total liabilities assumed	**27**
Net assets acquired	**66**

On June 30, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, paid the deferred consideration of $0.3 million (€0.2 million) in respect of the acquisition of Cunningham Lindsey De Maare.

9. RELATED PARTY TRANSACTIONS

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006 *(note 3)*, the Company's parent company agreed to provide the Company with financing as necessary to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

As at September 30, 2007, the Company owed $8.6 million to its parent company pursuant to outstanding loans. The Company borrowed an additional $2.0 million from its parent company in October, 2007. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility. Interest expensed and paid on borrowings from the parent company during the third quarter of 2007 was $0.1 million (2006: $0.1 million). Year-to-date interest expensed and paid on borrowings from the parent company was $0.3 million for 2007 (2006: $0.1 million).

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During the third quarter of 2007, the Company paid $0.1 million (2006: $0.1 million) to its parent company in respect of management fees under that service agreement. Year-to-date, the Company paid $0.2 million (2006: $0.2 million) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $0.5 million (2006: $0.8 million) of the costs related to the sale of the United States TPA Business *(note 7)* during the third quarter of 2007. Year-to-date, the parent company has agreed to reimburse the Company for $1.7 million (2006: $1.2 million) of the costs related to the sale of the United States TPA Business (note 7). On February 13, 2007, June 14, 2007, and on September 10, 2007, the parent company paid approximately $5.7 million, $1.9 million, and $0.9 million respectively, to the Company in respect of costs related to the United States TPA Business. As at September 30, 2007, $0.5 million is included within other accounts receivable in respect of the Company's estimate of amounts recoverable from its parent company for reimbursement of costs.

The Company's parent company owns more than 75% of the total number of all of the Company's outstanding shares, which allows it to include the Company's United Kingdom subsidiaries in its group tax return filings in the United Kingdom. For the three months ended September 30, 2007, the Company made no tax instalment payments related to 2007 (2006: $1.0 million related to 2006) to its parent company. Year-to-date, the Company made tax instalment payments totalling $5.3 million (2006: $1.6 million) to its parent company. Of this amount, $nil related to 2007 (2006: $1.0 million related to 2006), $4.7 million related to 2006 (2006: $0.6 million related to 2005) and $0.6 related to 2005 (2006: $nil related to 2004). In the first quarter of 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

The Company provides certain services, including claims adjusting and claims management services, in the normal course of business to companies under its parent company's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under its parent company's control in the third quarter of 2007 was $2.4 million (2006: $3.2 million). Year-to-date, revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under its parent company's control was $8.8 million (2006: $9.2 million).

9. RELATED PARTY TRANSACTIONS (Continued)

Companies under its parent company's control provide the Company with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under its parent company's control were $0.1 million (2006: $0.4 million) for the third quarter of 2007. Year-to-date, costs incurred for information and technology services provided in the normal course of business by companies under its parent company's control were $0.4 million (2006: $0.4 million). Costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies under its parent company's control were $nil (2006: $0.1 million) for the third quarter of 2007. Year-to-date, costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies under its parent company's control were $0.2 million (2006: $0.1 million).

At September 30, 2007, the Company owed its parent company $1.8 million (2006: $1.2 million) for participation in an insurance program arranged by its parent company with third party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage. Of this amount, $1.1 million (2006: $1.2 million) is for claims made in the period June 1, 2006 to May 31, 2007, and $0.7 million (2006: $nil) is for claims made in the period June 1, 2007 to May 31, 2008.

The aforementioned transactions have been recorded at their value as negotiated with the related party.

10. SUBSEQUENT EVENT

On October 30, 2007, the Company entered into an agreement (the "Investment Agreement") with Trident IV, L.P. and certain affiliated entities, which are private equity funds managed by Stone Point Capital LLC (collectively "Stone Point"). Pursuant to the Investment Agreement, Stone Point will acquire for approximately $80 million a 51% interest in a newly-formed holding company that will own the Company's operating businesses. The Company's parent company will invest approximately $30 million and the Company's senior management will be investing as well. The proceeds from these investments will be used for working capital and to repay the Company's $72.8 million unsecured term loan facility. In connection with the foregoing, the Company's parent company has agreed to make a cash offer to acquire the Company's outstanding subordinate voting shares that it does not currently own. The Company will hold a special meeting of shareholders to consider the proposed transaction (the "Proposed Transaction"), which is also subject to applicable regulatory approvals and customary closing conditions. On completion of the Proposed Transaction, the Company will indirectly own approximately 45% of the Company's operating companies and a $125 million note, payable by the new holding company, with a maturity date that matches the maturity of the $125.0 million 7% unsecured Series "B" debentures due June 16, 2008.

Using the enterprise fair value established by the Investment Agreement, the Company conducted a goodwill impairment test. Based on applicable accounting rules, the Company recorded a goodwill impairment of $111.0 million.

SHAREHOLDER INFORMATION

Share Capital

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at November 1, 2007 there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $3.86 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

Share Listing

The subordinate voting shares of the Company are listed on the Toronto Stock Exchange under the symbol "LIN".

Transfer Agent and Registrar

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario Canada M5C 2W9

Answerline™:	416-643-5500 or 1-800-387-0825
Fax:	416-643-5501
Website:	www.cibcmellon.com
Email:	inquiries@cibcmellon.ca

Investor Contact

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at 416-596-8020.

Legal Counsel

The Company's legal counsel is Torys LLP.

Auditors

The Company's auditors are PricewaterhouseCoopers LLP.

Corporate Office

Cunningham Lindsey Group Inc.
70 University Avenue, Suite 1000
Toronto, Ontario, Canada M5J 2M4

Tel:	416-596-8020
Fax:	416-596-6510
Website:	www.cunninghamlindsey.com
Email:	corpservices@cl-na.com

CUNNINGHAM LINDSEY GROUP INC.

Corporate Office

70 University Avenue, Suite 1000, Toronto, Ontario, Canada M5J 2M4
Tel: 416-596-8020 Fax: 416-596-6510
Website: www.cunninghamlindsey.com

END